SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Christina Lee Brown I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 9,115,594
(7) Sole dispositive power 2,035,243
(8) Shared dispositive power 4,147,026
(9)	Aggregate amount beneficially owned by each reporting person 9,115,594
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.8%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Owsley Brown III I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 9,115,594
(7) Sole dispositive power 97,859
(8) Shared dispositive power 3,702,660
(9)	Aggregate amount beneficially owned by each reporting person 9,115,594
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.8%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Brooke Brown Barzun I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 9,119,115
(7) Sole dispositive power 693,612
(8) Shared dispositive power 4,020,353
(9)	Aggregate amount beneficially owned by each reporting person 9,119,115
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.8%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 115637-10-0

(1)	Names of reporting persons Augusta Brown Holland I.R.S. Identification Nos. of above persons (entities only)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 9,359,872
(7) Sole dispositive power 605,311
(8) Shared dispositive power 3,542,989
(9)	Aggregate amount beneficially owned by each reporting person 9,359,872
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 11.1%
(12)	Type of reporting person (see instructions) IN

Item 1(a) and 1(b).	Name of Issuer and Address of Issuer’s Principal Executive Offices:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2(a).	Names of persons filing:

The persons reporting on this Amendment No. 3 to Schedule 13G are Christina Lee Brown, Owsley Brown III, Brooke Brown Barzun and Augusta Brown Holland.

Item 2(b).	Address of principal business office or, if none, residence:

Principal Business Address of each individual named herein:

333 East Main Street, Suite 401

Louisville, Kentucky 40202

Item 2(c).	Citizenship: Each of the Reporting Persons is a U.S. citizen.

Item 2(d).	Title of class of securities: Brown-Forman Corporation Class A Common Stock

Item 2(e).	CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) [    ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) [    ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Class A Common Stock beneficially owned by each reporting person as of December 31, 2014 is as follows:

Reporting Person	Number of Shares Owned
Christina Lee Brown:	Beneficially Owned:	9,115,594
	Percent of Class:	10.8%
	Sole Voting Power:	0
	Shared Voting Power:	9,115,594
	Sole Dispositive Power:	2,035,243
	Shared Dispositive Power:	4,147,026

Owsley Brown III:	Beneficially Owned:	9,115,594
	Percent of Class:	10.8%
	Sole Voting Power:	0
	Shared Voting Power:	9,115,594
	Sole Dispositive Power:	97,859
	Shared Dispositive Power:	3,702,660

Brooke Brown Barzun:	Beneficially Owned:	9,119,115
	Percent of Class:	10.8%
	Sole Voting Power:	0
	Shared Voting Power:	9,119,115
	Sole Dispositive Power:	693,612
	Shared Dispositive Power:	4,020,353

Augusta Brown Holland:	Beneficially Owned:	9,359,872
	Percent of Class:	11.1%
	Sole Voting Power:	0
	Shared Voting Power:	9,359,872
	Sole Dispositive Power:	605,311
	Shared Dispositive Power:	3,542,989

Christina Lee Brown, Owsley Brown III, Brooke Brown Barzun and Augusta Brown Holland have agreed in principle to act together for the purpose of voting certain equity securities of the Issuer. Therefore, for purposes of this Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons. As of December 31, 2014, the aggregate beneficial ownership of the undersigned Reporting Persons is 9,363,393 shares of Class A Common Stock, or 11.1% of the issued and outstanding Class A Common Stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [                    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have voting and dispositional control.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

/s/ Christina Lee Brown
Christina Lee Brown

/s/ Owsley Brown III
Owsley Brown III

/s/ Brooke Brown Barzun
Brooke Brown Barzun

/s/ Augusta Brown Holland
Augusta Brown Holland

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 6, 2015

/s/ Christina Lee Brown
Christina Lee Brown

/s/ Owsley Brown III
Owsley Brown III

/s/ Brooke Brown Barzun
Brooke Brown Barzun

/s/ Augusta Brown Holland
Augusta Brown Holland